UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(Amendment No.1)

(Rule 13e-4)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

SILICON IMAGE, INC.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Common Stock, $0.001 par value per share

(Title of Class of Securities)

82705T102

(CUSIP Number of Class of Securities (Underlying Common Stock))

Noland Granberry

Chief Financial Officer

Silicon Image, Inc.

1060 East Arques Ave.

Sunnyvale, California 94085

(408) 616-4000

(Name, Address, and Telephone Number of Person Authorized

to Receive Notices and Communications on Behalf of Filing Person)

Copies to:

David K. Michaels, Esq.

Shulamite R. Shen, Esq.

Fenwick & West LLP

555 California Street, 12th Floor

San Francisco, CA 94104

(415) 875-2300

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee
$5,045,400	$359.74

*	Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 4,020,505 shares of common stock of Silicon Image, Inc. having an aggregate value of $5,045,400 as of August 3, 2010 will be exchanged and cancelled pursuant to this offer. The aggregate value of such securities was calculated based on the Black-Scholes option pricing model. The amount of the filing fee, calculated in accordance with the Securities Exchange Act of 1934, as amended, equals $71.30 for each $1,000,000 of the value of this transaction.

☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$359.74
Form or Registration No.:	005-58167
Filing party:	Silicon Image, Inc.
Date filed:	August 4, 2010

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.

☑	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

SCHEDULE TO

(Amendment No. 1)

This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO (the “Schedule TO”) filed with the Securities and Exchange Commission (the “SEC”) by Silicon Image , Inc. (the “Company”) on August 4, 2010 in connection with the Company’s offer to exchange certain outstanding options having an exercise price equal to or greater than $6.64 per share for new restricted stock units (the “Offer”). Except as amended and supplemented hereby, all terms of the Offer and all disclosure set forth in the Schedule TO and the exhibits thereto remain unchanged.

Item 12.	Exhibits.

The Exhibit Index immediately following the signature page of this Schedule TO, as amended and restated, is incorporated herein by reference.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 1 to Schedule TO is true, complete and correct.

SILICON IMAGE, INC.

/s/ EDWARD LOPEZ
Edward Lopez
Chief Legal and Administrative Officer

Date: August 11, 2010

INDEX OF EXHIBITS

Exhibit Number	Description

(a)(1)(A)*	Offer to Exchange Certain Outstanding Options for Restricted Stock Units, dated August 4, 2010.

(a)(1)(B)*	Form of E-Mail Announcement for All Eligible Employees Except Vice Presidents.

(a)(1)(C)*	Form of E-Mail Announcement for Vice Presidents.

(a)(1)(D)*	Screen Shots of the Offer Website.

(a)(1)(E)*	Paper Election Form.

(a)(1)(F)*	Election Confirmations for Employees Who Submit an Electronic Election Form.

(a)(1)(G)*	Election Confirmation for Employees Who Submit a Paper Election Form.

(a)(1)(H)*	Form of E-Mail Reminder for All Eligible Employees Except Vice Presidents.

(a)(1)(I)*	Form of E-Mail Reminder for Vice Presidents.

(a)(1)(J)	Employee Presentation Materials.

(b)	Not applicable.

(d)(1)	1995 Equity Incentive Plan, as amended through July 20, 1999 and related forms of stock option agreements and stock option exercise agreements (Incorporated by reference from Exhibit 10.02 of the Registration Statement on Form S-1 (File No. 333-83665), as amended, filed with the SEC on August 25, 1999 and declared effective by the SEC on October 5, 1999 (the “Form S-1”)).

(d)(2)	1999 Equity Incentive Plan, as amended (including Sub-Plan for UK employees) and related forms of notice of grant of stock options, stock option agreement, stock option exercise notice and joint election (for UK employees) (Incorporated by reference from Exhibit 10.03 of the Form 10-K filed on March 16, 2006).

(d)(3)	1999 Employee Stock Purchase Plan (including Sub-Plan for UK employees) and related enrollment forms, subscription agreements, notice of suspension, notice of withdrawal and joint election (for UK employees) (Incorporated by reference from Exhibit 10.03 of the Form 10-Q filed on August 8, 2007).

(d)(4)	Form of Nonqualified Stock Option Agreement entered into between the Company and its officers (Incorporated by reference from Exhibit 10.21 of the Form S-1).

(d)(5)	CMD Technology Inc. 1991 Stock Option Plan and related form of Incentive Stock Option Agreement (Incorporated by reference from Exhibit 4.05 of the Form S-8 filed on June 26, 2001).

(d)(6)	CMD Technology Inc. 1999 Stock Incentive Plan, as amended and related form of Stock Option Agreement (Incorporated by reference from Exhibit 10.36 of the Form 10-Q filed on November 14, 2001).

(d)(7)	Silicon Communication Lab, Inc. 1999 Stock Option Plan, as amended and related form of Stock Option Agreement (Incorporated by reference from Exhibit 10.37 of the Form 10-Q filed on November 14, 2001).

(d)(8)	Non-Plan Stock Option Agreement between Hyun Jong Shin (John Shin) and the Company dated November 6, 2001 (Incorporated by reference from Exhibit 10.42 of the Form 10-K filed on March 29, 2002).

(d)(9)	TransWarp Networks, Inc. 2002 Stock Option/Stock Issuance Plan (Incorporated by reference from Exhibit 4.06 of the Form S-8 filed on May 23, 2003).

(d)(10)	ESPP 1999 Plan Document including UK Sub-Plan As Amended (Incorporated by reference from Exhibit 10.03 of the Form 10-Q filed August 8, 2007).

(d)(11)	1999 Equity Incentive Plan, as amended and restated December 14, 2007 (Incorporated by reference from Exhibit 10.40 of the Form 10-K filed on February 27, 2008).

(d)(12)	Notice of Grant of Restricted Stock Units to named executive officers (For U.S. Participants), dated February 15, 2008 (Incorporated by reference from Exhibit 10.01 of the current report on Form 8-K filed on February 22, 2008).

(d)(13)	2008 Equity Incentive Plan, approved by stockholders May 21, 2008 (Incorporated by reference from Exhibit 4.07 of the Form S-8 filed on May 23, 2008).

(d)(14)	Amendment to the Registrant’s Employee Stock Purchase Plan, approved by stockholders May 21, 2008 (Incorporated by reference from Exhibit 4.05 of the Form S-8 filed with the Commission on May 23, 2008).

(d)(15)	Forms of notice of grant and award agreements under the 2008 Equity Incentive Plan for U.S. Participants (Incorporated by reference from Exhibit 10.05 of the Form 10-Q filed on July 25, 2008)

(d)(16)*	Form of stock option agreement and notice of grant of restricted stock units and restricted stock unit agreement under the 2008 Equity Incentive Plan for Non-U.S. Participants.

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed as an exhibit to the Schedule TO filed with the SEC on August 4, 2010.